FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 29, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Additional Information on Bulgaria
SIGNATURE

Investor Relations

Shareholder Information

Telekom Austria Agrees Memorandum Of Understanding
and Exclusivity with Mobiltel’s Shareholders to Acquire a
Call Right for the Purchase of Mobiltel

Vienna, November 29, 2004: Telekom Austria (VSE: TKA, NYSE: TKA) announced, that the Company has agreed a Memorandum of Understanding and exclusivity with the shareholders of Mobiltel AD, the leading Bulgarian wireless operator, to acquire a call right with respect to the purchase of Mobiltel. The call right would give Telekom Austria, at its discretion, the unilateral right to acquire 100% of Mobiltel in late 2005 for a total enterprise value of approximately EUR 1.6 billion, part of which would be performance-related. If the call right is exercised, Telekom Austria intends to fund the acquisition mainly through its cash flow. Telekom Austria does not intend to raise equity in order to finance the potential acquisition and will continue its current share buyback programme.

As of 30 June 2004, Mobiltel had approximately 2.75 million subscribers, making it the largest mobile communications operator in Bulgaria with a subscriber market share of approximately 67%. For the 12 months ended 30 June 2004, Mobiltel had proforma revenues and EBITDA of approximately EUR 455 million and EUR 290 million, respectively. Mobiltel is owned by a consortium of Austrian and international financial investors.

With total managed revenues of EUR 3.9 billion and 13,900 employees in 2003 Telekom Austria is the largest telecommunications company in Austria and also one of the leading corporations in this country. Telekom Austria AG has been listed on both the Vienna and New York stock exchanges since November 2000.

Lehman Brothers and Raiffeisen Investment AG are advising Telekom Austria on this transaction.

Please find on the next page additional information on Bulgaria and on Mobiltel.

Contact:
Hans Fruhmann
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: hans.fruhmann@telekom.at

Additional Information on Bulgaria1

•	Geographic Information:

–	Population 2003: 7.8 million

–	30% of population live in urban areas of Sofia (capital), Plovdiv and Varna

–	Area: 110,912 km [2]

•	Economic Information:

	2001	2002	2003
GDP Growth (real)	4.1%	4.9%	4.3%
Inflation	7.4%	5.8%	2.3%
Unemployment rate	19.2%	17.8%	13.6%
Foreign direct investment (in % of GDP)	5.0%	5.6%	6.7%
Foreign direct investment (in EUR million)	755	923	1,190

–	The Bulgarian Lew is pegged to the Euro at 1.96 Lew per EUR

–	Bulgaria’s credit ratings:

•	Standard & Poor’s (S&P): BBB-

•	Moody’s: Ba1

•	Fitch: BBB-

–	Bulgaria’s accession to the EU is targeted for 2007

Additional Information on Mobiltel2

	2001	2002	2003	1H 2003	1H 2004
Mobile penetration	17.9%	28.3%	44.0%	33.7%	51.8%
Mobiltel market share	77.2%	74.0%	69.4%	73.1%	67.0%
Subscribers (in 000)	1,102	1,672	2,425	1,961	2,750
Blended ARPU (in EUR)	29.2	21.0	15.8	16.3	13.1
Revenues (in EUR million)	332	384	432	203	226
Growth	n.a.	15.6%	12.5%	n.a.	11.2%
EBITDA (in EUR million)	187	221	272	131	148
EBITDA margin	56.4%	57.6%	63.0%	64.4%	65.4%
Net income (in EUR million)	117	144	184	90	107
Capex	111	160	87	31	52
As % of revenues	33.4%	41.5%	20.2%	15.0%	22.9%

[1]	Source: World Bank Group; IMF; EIU; www.parliament.bg; Republic of Bulgaria — National Statistical Institute

[2]	Company information (publicly available)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 29, 2004